EXHIBIT 99.6
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                      [CLASSIC BANCSHARES, INC. LETTERHEAD]


To the Holders of First Federal Financial Bancorp, Inc. Common Stock:

     In connection with the merger of First Federal Financial Bancorp, Inc. ("First Federal") with and into Classic Bancshares, Inc. ("Classic"), we are pleased to offer you the opportunity to indicate whether you prefer to receive shares of Classic common stock, cash or a combination of Classic common stock and cash in exchange for your shares of First Federal common stock. This election will be effective only upon the consummation of the merger, which is subject to the satisfaction of several conditions, including the approval of the two companies' stockholders. A complete description of the merger and of the election and proration procedures is included in the joint proxy statement/prospectus, dated May 16, 2003, of Classic and First Federal.

     Enclosed is an Election Form and Letter of Transmittal which you must complete, sign and return with all of your First Federal stock certificates to our exchange agent, American Stock Transfer & Trust Company, in order to make an election. Please use the YELLOW envelope enclosed herewith to return your Election Form and Letter of Transmittal and your stock certificates.

     FOR YOUR ELECTION TO BE EFFECTIVE, THE EXCHANGE AGENT MUST RECEIVE YOUR ELECTION FORM AND LETTER OF TRANSMITTAL, TOGETHER WITH YOUR FIRST FEDERAL STOCK CERTIFICATES, NO LATER THAN 5:00 P.M., EASTERN TIME, ON JUNE 16, 2003. Please follow the instructions on the Election Form and Letter of Transmittal carefully. If your First Federal stock certificates are not immediately available or time will not permit the Election Form and Letter of Transmittal to be delivered to the exchange agent prior to the election deadline, you may make an election if you submit the Notice of Guaranteed Delivery included in this package and follow the instructions in that document. If you need assistance, please call the exchange agent toll free at (800) 937-5449.

     If you do not make an election, the exchange agent will send you additional forms for the surrender of your First Federal stock certificates after consummation of the merger, and you will receive Classic common stock or cash in exchange for your shares pursuant to the agreed-upon allocation procedures described in the joint proxy statement/prospectus of Classic and First Federal.

     Pursuant to the terms of the merger agreement, 50% of the outstanding shares of First Federal will be exchanged for Classic common stock and 50% of the outstanding shares of First Federal will be exchanged for cash. Since it is unlikely that elections will be made exactly in these proportions, the merger agreement describes allocation and proration procedures to be followed if First Federal stockholders elect to receive more or less of the Classic common stock than Classic has agreed to issue.

     Your submission of an Election Form and Letter of Transmittal does NOT constitute a vote on the merger. In order to vote your First Federal shares, you must sign, date and return the proxy card included with the joint proxy statement/prospectus or attend First Federal's Special Meeting and vote in person.

     To those of you who elect to receive Classic common stock in the merger, we look forward to having you as stockholders of Classic.

                                          Very truly yours,



                                          David B. Barbour
                                          President and Chief Executive Officer
                                          Classic Bancshares, Inc.